**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**June 12, 2017**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**Boot Barn Holdings, Inc.**

**File No. 001-36711 - CF#35211**

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Boot Barn Holdings, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on June 1, 2017.

Based on representations by Boot Barn Holdings, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

| | |
|---|---|
| Exhibit 10.1 | through May 31, 2022 |
| Exhibit 10.2 | through May 31, 2022 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary